SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q

[_] Form N-SAR

For Period Ended:  December 31, 2001

[_] Transition Report on Form 10-K           [_] Transition Report on Form 10-Q

[_] Transition Report on Form 20-F               [_] Transition Report on Form N-SAR

[_] Transition Report on Form 11-K

For the Transition Period Ended:          ______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

Part I.  Registrant Information

Full name of registrant:   ImproveNet, Inc.

Former name if applicable:   N/A

Address of principal executive office (Street and number):   1286 Oddstad Drive

City, State and Zip Code:  Redwood City, CA 94063

Part II.  Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_]           (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]           (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Additional time will be needed for the Registrant to complete the preparation and review of the Registrant’s Report on Form 10-Q for the period ended June 30, 2002. The Registrant recently decreased its full-time personnel significantly, including the resignation of Ronald B. Cooper, the Registrant's President and Chief Executive Officer, as a full-time employee. In addition, the Registrant is in the process of merging with another entity. Due to the timing of such changes, the Registrant cannot complete its Periodic Report on Form 10-Q and, accordingly, is unable at this time to file its Form 10-Q for the period ended June 30, 2002.

The Form 10-Q will be filed as soon as reasonably practicable.

Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification.

                    Tom Kennedy                                                                                         (650) 843-5000

                            (Name)                                                                           (Area Code)(Telephone number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes   [X] No

ImproveNet, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002	By:	/s/ Ronald B. Cooper
	Name:	Ronald B. Cooper
	Title:	Chairman